UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

September 5, 2022

MORINGA ACQUISITION CORP

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40073	N/A
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

250 Park Avenue, 7th Floor
New York, NY	11040
(Address of Principal Executive Offices)	(Zip Code)

(212) 572-6395

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A ordinary share and one-half of a redeemable warrant	MACAU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	MACA	The Nasdaq Stock Market LLC

Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	MACAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02 Termination of Material Definitive Agreement.

Termination of Securities Purchase Agreement with Investor

On September 5, 2022, Holisto Ltd., a company organized under the laws of the State of Israel (“Holisto”), terminated the Securities Purchase Agreement (the “Securities Purchase Agreement”), dated as of June 9, 2022, by and among Holisto, Moringa Acquisition Corp (“Moringa”), and an institutional investor (the “Investor”).

As previously disclosed by Moringa in its Current Report on Form 8-K filed on June 13, 2022, on June 9, 2022, contemporaneously with their entry into the Business Combination Agreement, by and among Holisto, Moringa, and Holisto MergerSub, Inc. (the “Business Combination Agreement”), Holisto and Moringa also entered into the Securities Purchase Agreement with the Investor. Under the Securities Purchase Agreement, concurrently with the closing of the business combination transactions pursuant to the Business Combination Agreement, the Investor was to purchase from Holisto a secured senior convertible note in a principal amount of $30 million, which was to be due two years from the date of issuance, and a warrant to purchase an aggregate of 1,363,636 Holisto ordinary shares at an exercise price of $11.50 per share. Additionally, on the closing date of the transactions, Holisto and the Investor were to execute and deliver a Registration Rights Agreement, pursuant to which Holisto was to provide certain registration rights to the Investor with respect to the securities identified by such agreement, and Holisto was to enter into two security agreements in favor of the Investor pursuant to which Holisto and its subsidiaries were to grant the Investor a first priority security interest in all of Holisto’s and its subsidiaries’ assets.

Pursuant to Section 4(e)(ii) of the Securities Purchase Agreement, in the event that Holisto and/or Moringa did not, for any reason, enter into an agreement for an approved financing pursuant to which investors would invest net proceeds of $47 million by June 30, 2022 (which was subsequently extended to July 21, 2022 by mutual agreement among the parties to the Securities Purchase Agreement), Holisto or the Investor had the right to terminate the agreement via written notice to the other parties without liability on the part of any party, other than Holisto’s obligation to reimburse the Investor in an agreed amount of $305,000 for its legal counsel’s fees, of which $50,000 was paid. Holisto’s termination of the Securities Purchase Agreement was effected pursuant to the foregoing termination right.

The termination of the Securities Purchase Agreement does not alter the obligations of the parties under the Business Combination Agreement, which remains in full force and effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 6, 2022

MORINGA ACQUISITION CORP

By:	/s/ Gil Maman
Name:	Gil Maman
Title:	Chief Financial Officer

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